Exhibit H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



          SECURITIES AND EXCHANGE COMMISSION

               (Release No. 35-     )
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          Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          July   , 2000
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          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by July __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After July __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION, ET AL.  (70-9695)
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          Alliant Energy Corporation ("Alliant Energy"), a registered holding company, and Wisconsin Power & Light Company ("WPL", and together with Alliant Energy, "Applicants"), its wholly owned public utility subsidiary, each of whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, have filed an Application or Declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 45 and 54 thereunder requesting authorization: (i) to acquire an interest in American Transmission Company, LLC , a Wisconsin limited liability company (the "Transco"); (ii) to acquire a percentage of the shares of the ATC Management Co. (the "Manager"), a Wisconsin corporation; (iii) for Alliant Energy to guaranty the Transco's payment obligations under a credit agreement; and (iv) for Alliant Energy to enter into a reimbursement agreement with the Transco.


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          Alliant Energy's public-utility subsidiaries are WPL, South Beloit
Water, Gas and Electric Company ("South Beloit"), Interstate Power Company, and IES Utilities Inc. (collectively, the "Operating Companies"). WPL is engaged principally in the generation, purchase, distribution and sale of electric power in 35 counties in a 16,000 square-mile area in southern and central Wisconsin. As of December 31, 1999, WPL provides retail electric service to approximately 407,000 customers in 615 cities, villages and towns and wholesale service to 24 municipal utilities, three rural electric cooperatives, the Wisconsin Public Power Incorporated System, which provides retail electric service to nine communities, and one privately owned utility. At and for the twelve months ended March 31, 2000, Alliant Energy's consolidated assets, operating revenue and net income (all in thousands) were $6,877,817, $2,271,958 and $174,157, respectively. At and for the twelve months ended March 31, 2000, WPL's consolidated assets, operating revenue and earnings available for common stock (all in thousands) were $1,771,874, $768,347 and $63,103, respectively.

          In 1999, the state of Wisconsin enacted legislation (the "Transco Legislation") that facilitates the formation of the Transco, which will be a for-profit single-purpose transmission company. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WPL, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated investments these utilities and their affiliates can make, after the transfer of their assets to the Transco. The Manager will manage the Transco. The Manager will also hold a portion of the Transco's membership interests. All Transco participants will ultimately own direct or indirect interests in the Transco and the Manager in proportion to the value of the transmission assets each participant contributes to the Transco. The Transco is expected to transfer operational control of its assets to the Midwest Independent System Operator, Inc. by November 1, 2001.

          It is expected that the participants in the Transco and the Manager will include in addition to WPL, South Beloit (a wholly-owned subsidiary of WPL with transmission assets in Illinois), Wisconsin Energy Corporation ("WEC"), an exempt holding company which owns Wisconsin Electric Power Co., Wisconsin Public Power, Inc. ("WPPI"), WPS Resources Corp., an exempt holding company which owns Wisconsin Public Service Corporation, and Madison Gas & Electric Company. Other transmission-owning utilities may, in the future, decide to become members of the Transco.

          WPL, the other participating Wisconsin utilities and South Beloit intend to contribute their transmission assets to the Transco on or about January 1, 2001 (the "Operations Date"). Applicants now seek authority only to:
(i) acquire, for a nominal consideration not to exceed $125,000, a membership interest in the Transco; and (ii) acquire, for a nominal consideration not to exceed $125,000, a percentage of the shares of the Manager. Depending on the number of initial members of the Transco, it is expected that Applicants' interest in the Transco and the Manager will be between 35% and 40% of each entity. The Transco's other participants will make similar initial contributions. Alliant Energy also seeks authority to guaranty the Transco's payment obligations under a credit agreement and to enter into a reimbursement agreement with the Transco, as described below.


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          Applicants must make these initial contributions prior to the
Operations Date so that the Transco and the Manager may conduct start-up and other interim operations (e.g., lease office space, establish benefits plans and negotiate loans or other financing arrangements), which must occur before the Transco accepts transfers of transmission assets from its participants.

          The Transco will enter into a credit agreement with Bank One, NA (the "Credit Agreement"). The Credit Agreement will permit borrowings by the Transco in an aggregate amount not to exceed $30 million. Promissory notes issued under the Credit Agreement (the "Notes") will bear interest at either (1) a rate which will be equal to the sum of (a) the quotient of (i) the London Interbank Offered Rate in effect at the time, divided by (ii) one minus the reserve requirement imposed under Regulation D of the Board of Governors of the Federal Reserve System on Eurocurrency liabilities, plus (b) 0.30% per annum; (2) the Alternate Base Rate; or (3) at a higher rate after default. The Alternate Base Rate is defined as the rate of interest per annum equal to the higher of (1) the Bank One corporate base rate and (2) the sum of the Federal Funds effective rate plus 0.5% per annum. The Credit Agreement will have an initial term of 364 days and will provide for automatic renewal for successive 364-day periods with the consent of the Transco and the lenders under the Credit Agreement.

          The Transco will pay the lenders under the Credit Agreement a facility fee at a rate equal to 0.09% per annum on the average daily aggregate commitment under the Credit Agreement, payable on each payment date and at the termination of the Credit Agreement. The Transco will make payments under the Credit Agreement quarterly.

          The Credit Agreement will include a letter of credit ("L/C") facility. Pursuant to this facility, the Transco will be able to request that Bank One issue an L/C, in a maximum aggregate face amount for all L/Cs outstanding of up to $12.5 million. The aggregate amount that the Transco may borrow under the Credit Agreement will be reduced by the face amount of all outstanding L/Cs. Drawings on an L/C would initially bear interest at the Alternate Base Rate. The Transco will be required to pay the issuing bank certain letter of credit fees.

          The Transco will use the advances under the Credit Agreement to fund its activities during its developmental stages. Expenses in connection with such activities would include accounting fees, legal fees, office space rental, salaries and other start-up expenses. Funds advanced in connection with the Credit Agreement will not, however, be used to acquire utility assets of any kind.

          To induce the lenders to enter into the Credit Agreement, Alliant Energy proposes to deliver to the lenders a guaranty agreement, pursuant to which Alliant Energy will guaranty payment of all of the principal, interest and other fees of the Transco under the Credit Agreement. The principal amount of advances made under the Credit Agreement will not exceed $30 million. The Guaranty Agreement is meant to be temporary and to operate only until the Transco is able to establish its credit standing as an independent entity and thus the Guaranty Agreement will terminate when the Transco receives an "A-" (or higher) credit rating from Standard & Poors Corporation and an "A3" (or higher) credit rating from Moody's Investors Service, Inc. Additionally, in the Reimbursement Agreement, which is discussed below, the Transco will agree to obtain the release of Alliant Energy from its obligations under the Guaranty


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Agreement 60 days after transmission assets are transferred to the Transco.
Applicants represent that in no event will the Guaranty Agreement or Alliant Energy's obligations thereunder extend beyond September 30, 2001 without further Commission authorization.

          In addition to the Guaranty Agreement, Alliant Energy will enter into a reimbursement agreement (the "Reimbursement Agreement") with the Transco, pursuant to which the Transco will reimburse Alliant Energy for all amounts it pays in respect of the Guaranty Agreement. Alliant Energy will also enter into an indemnification and reimbursement agreement (the "Indemnification Agreement") with WEC. Pursuant to the terms of the Indemnification Agreement, WEC will reimburse Alliant Energy for one-half of any payments Alliant Energy must make in respect of the Guaranty Agreement to the extent the Transco does not reimburse Alliant Energy for such payments in accordance with the Reimbursement Agreement. It is contemplated that all other participants in the Transco, other than WPPI, will ultimately enter into one or more indemnification and reimbursement agreements with Alliant Energy under which each participant will agree to reimburse Alliant Energy for its Guaranty Agreement payments in proportion to each participant's ownership interest in the Transco.


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